UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

EFUTURE HOLDING INC.

(Name of Issuer)

Ordinary shares, par value $0.0756 per share

(Title of Class of Securities)

G29438101

(CUSIP Number)

Shiji (Hong Kong) Limited

Room 1802, Great Eagle Centre,

23 Harbour Road, Wanchai, Hong Kong S.A.R.

Facsimile: +852 2992 0618

Beijing Shiji Information Technology Co., Ltd.

Zhongchu Li

15F, Beijing Inn Building,

No.5, East Shuijing Hutong,

Beijing 100010, People’s Republic of China

Fascimile: +86 10 5932 5399

With a copy to:

Denise Shiu, Esq.
Cleary Gottlieb Steen & Hamilton LLP
45th Floor, Fortune Financial Center

5 Dong San Huan Zhong Lu

Chaoyang District, Beijing 100020

People’s Republic of China
Telephone: +86 10 5920 1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 23, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. G29438101	Page 2

1.	NAMES OF REPORTING PERSONS Shiji (Hong Kong) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong S.A.R.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	2,744,857
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	2,744,857
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,744,857
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.33% (1)
14.	TYPE OF REPORTING PERSON CO

(1) Based upon 5,244,915 Ordinary Shares issued and outstanding as of June 30, 2016, as disclosed in the Issuer’s Form 6-K, filed with the U.S. Securities Exchange Commission (“SEC”) on July 29, 2016.

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CUSIP No. G29438101	Page 3

1.	NAMES OF REPORTING PERSONS Beijing Shiji Information Technology Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	2,744,857
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	2,744,857
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,744,857
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.33%(1)
14.	TYPE OF REPORTING PERSON CO

(1) Based upon 5,244,915 Ordinary Shares issued and outstanding as of June 30, 2016, as disclosed in the Issuer’s Form 6-K, filed with the SEC on July 29, 2016.

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CUSIP No. G29438101	Page 4

1.	NAMES OF REPORTING PERSONS Zhongchu Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	2,744,857
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	2,744,857
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,744,857
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.33%(1)
14.	TYPE OF REPORTING PERSON IN

(1) Based upon 5,244,915 Ordinary Shares issued and outstanding as of June 30, 2016, as disclosed in the Issuer’s Form 6-K, filed with the SEC on July 29, 2016.

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This Amendment No. 3 is being filed jointly by Shiji (Hong Kong) Limited, a company incorporated under the laws of Hong Kong S.A.R. (“Shiji HK”), Beijing Shiji Information Technology Co., Ltd., a company incorporated under the laws of the People’s Republic of China (“Beijing Shiji”), and Mr. Zhongchu Li (collectively, the “Reporting Persons”).

This Amendment No. 3 amends and supplements the statement on Schedule 13D jointly filed with the Securities and Exchange Commission on November 25, 2015 by the Reporting Persons (the “Original Schedule 13D”), as previously amended by Amendment No.1 to the Original Schedule 13D filed on December 8, 2015 and Amendment No.2 to the Original Schedule 13D filed on June 7, 2016. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D, as amended.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

As further described in Item 4 below, the transactions contemplated by the Merger Agreement (as defined in Item 4 below), including the Merger (as defined in Item 4 below), will be financed entirely by the equity capital of the Reporting Persons.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

Merger Agreement

On September 23, 2016, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with Shiji HK, and eFuture CI Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Shiji HK (“Merger Sub”).

The Merger Agreement provides for the merger of Merger Sub with and into the Issuer, with the Issuer continuing as the surviving company and a wholly-owned subsidiary of Shiji HK (the “Merger”). At the effective time of the Merger, each Ordinary Share that is issued and outstanding immediately prior to the effective time (other than (i) Ordinary Shares held by the Issuer or any of its subsidiaries (if any), (ii) Ordinary Shares beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by Shiji HK, Merger Sub or any of their affiliates, in each case, immediately prior to the effective time and (iii) dissenting shares, (i), (ii) and (iii) collectively, “Excluded Shares”) shall be canceled and cease to exist, in exchange for the right to receive US$6.42 per share in cash without interest. Each Excluded Share that is issued and outstanding immediately prior to the effective time (other than dissenting shares) shall be cancelled and cease to exist without any consideration. Each dissenting share that is issued and outstanding immediately prior to the effective time shall be cancelled and cease to exist, in consideration for the right to receive the payment of the fair value of such dissenting share as determined in accordance with the applicable law of the Cayman Islands.

The Merger Agreement contains customary representations, warranties and covenants for a transaction of this type. The Merger Agreement also contains customary covenants, including covenants providing for each of the parties (i) to use reasonable best efforts to cause the transactions to be consummated and (ii) to call and convene an extraordinary general meeting of the shareholders of the Issuer for purposes of passing resolutions to authorize and approve the Merger Agreement, the plan of merger and the Merger. The Merger Agreement also requires the Issuer to carry on its operations in the ordinary course of business consistent with past practice during the period between the execution of the Merger Agreement and the effective time. The Issuer is subject to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide information to and engage in discussions with third

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parties regarding alternative acquisition proposals, subject to certain exceptions in certain circumstances prior to the approval of the Merger Agreement by the shareholders of the Issuer.

The Merger and other transactions contemplated by the Merger Agreement will be funded by the equity capital of the Reporting Persons.

The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the approval of the Merger Agreement by affirmative vote of the shareholders representing at least two-thirds (2/3) of the outstanding Ordinary Shares present and voting in person or by proxy as a single class at the shareholders meeting of the Issuer. The Merger Agreement may be terminated by the Issuer or Shiji HK under certain circumstances.

If the transactions contemplated by the Merger Agreement are consummated, the Ordinary Shares will be delisted from the NASDAQ Capital Market and deregistered under the Exchange Act.

Upon consummation of the Merger, the directors of Merger Sub as of immediately prior to the effective time of the Merger and the officers of the Issuer as of immediately prior to the effective time of the Merger shall in each case be the directors and officers of the surviving company, until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the surviving company’s memorandum and articles of association.

Support Agreement

In connection with the transactions contemplated by the Merger Agreement, on September 23, 2016, Shiji HK and the Issuer entered into a support agreement (the “Support Agreement”), pursuant to which Shiji HK agreed to (i) vote all of its shares in the Issuer in favor of, among other things, the Merger and the Merger Agreement and (ii) restrict the transfer of its shares in the Issuer, in each case in accordance with the terms of the Support Agreement.

The Support Agreement will terminate immediately upon the valid termination of the Merger Agreement.

The description of the Merger Agreement and the Support Agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement and the Support Agreement, which are attached hereto as Exhibit 99.2 and 99.3 and are incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)–(b) The following information with respect to the ownership of Ordinary Shares by each of the Reporting Persons as the date hereof:

Reporting Person	Amount beneficially owned	Percentage of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Shiji HK	2,744,857	52.33%	2,744,857	0	2,744,857	0
Beijing Shiji	2,744,857	52.33%	0	2,744,857	0	2,744,857
Mr. Zhongchu Li	2,744,857	52.33%	0	2,744,857	0	2,744,857

As of the date hereof, Shiji HK directly owns 2,744,857 Ordinary Shares, representing 52.33% of the total outstanding Ordinary Shares.

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Beijing Shiji, as the sole owner of Shiji HK, may be deemed to beneficially own 2,744,857 Ordinary Shares, representing 52.33% of the total outstanding Ordinary Shares, and share voting and investment power over such shares.

Mr. Zhongchu Li, directly owns 54.77% of the total issued and outstanding shares of Beijing Shiji, is the ultimate controller of Beijing Shiji. As a result, Mr. Zhongchu Li may be deemed to beneficially own 2,744,857 Ordinary Shares, representing 52.33% of the total outstanding Ordinary Shares, and share voting and investment power over such shares. Mr. Zhongchu Li and his affiliated entities and the officers, partners, members, and managers thereof, other than Shiji HK and Beijing Shiji, disclaim beneficial ownership of the shares held directly by Shiji HK.

The above disclosure of percentage information relating to the Ordinary Shares is based upon 5,244,915 Ordinary Shares issued and outstanding as of June 30, 2016, as disclosed in the Issuer’s Form 6-K, filed with the SEC on July 29, 2016.

(c)	None of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A to the Original Schedule 13D, has effected any transaction in the Ordinary Shares during the past 60 days.

(d)	Except as set forth in this Item 5, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Ordinary Shares.

(e) Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented as follows:

99.2

Agreement and Plan of Merger by and among Shiji (Hong Kong) Limited, eFuture CI Limited and eFuture Holding Inc., dated as of September 23, 2016, filed with the Issuer’s Form 6-K filed with the SEC on September 23, 2016.

99.3	Support Agreement by and between Shiji (Hong Kong) Limited and eFuture Holding Inc., dated as of September 23, 2016, filed with the Issuer’s Form 6-K filed with the SEC on September 23, 2016.
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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2016

SHIJI (HONG KONG) LIMITED

By: /s/ Zhongchu Li
Name: Zhongchu Li
Title: Director

BEIJING SHIJI INFORMATION TECHNOLOGY CO., LTD.

By: /s/ Zhongchu Li
Name: Zhongchu Li
Title: Director

ZHONGCHU LI

By: /s/ Zhongchu Li

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